UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atossa Genetics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04962H 100

(CUSIP Number)

Steven C. Quay, M.D., Ph.D.

c/o Atossa Genetics Inc.

2300 Eastlake Ave. East, Suite 200

Seattle, WA 98102

Telephone: (800) 351-3902

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 04962H 100		Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven C. Quay
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,056
	8	SHARED VOTING POWER 4,318,315 (1)
	9	SOLE DISPOSITIVE POWER 668,056
	10	SHARED DISPOSITIVE POWER 4,318,315 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,986,371
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.38% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	These shares are owned by Ensisheim Partners, LLC (“Ensisheim”), which is wholly owned by Dr. Steven C. Quay and Dr. Shu-Chih Chen. Drs. Quay and Chen are husband and wife and share voting and investment power over these securities.
(2)	This percentage is calculated based upon 30,446,260 shares of Common Stock outstanding as of November 12, 2015.

SCHEDULE 13D

CUSIP No. 04962H 100		Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shu-Chih Chen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,396
	8	SHARED VOTING POWER 4,318,315 (1)
	9	SOLE DISPOSITIVE POWER 73,396
	10	SHARED DISPOSITIVE POWER 4,318,315 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,391,711
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	These shares are owned by Ensisheim, which is wholly owned by Dr. Steven C. Quay and Dr. Shu-Chih Chen. Drs. Quay and Chen are husband and wife and share voting and investment power over these securities.
(2)	This percentage is calculated based upon 30,446,260 shares of Common Stock outstanding as of November 12, 2015.

Page 4 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on November 16, 2012, relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Atossa Genetics Inc. (the “Issuer”). The Common Stock is listed on the NASDAQ Capital Market under the ticker symbol “ATOS”. The Issuer’s principal offices are located at 2300 Eastlake Ave. East, Suite 200, Seattle, Washington 98102.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

(a) This Statement is being filed by Steven C. Quay (“Quay”), an individual, and Shu-Chih Chen (“Chen”), an individual (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons 2300 Eastlake Ave. East, Suite 200, Seattle, Washington 98102.

(c) Quay is the Chairman, President and Chief Executive Officer of the Issuer and Chen is a member of the board of directors of the Issuer.

(d) — (e) During the last five years, neither of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On January 19, 2015, Ensisheim used working capital to purchased 50,000 shares of Common Stock directly from the Issuer at a per share price of $0.20, which was the closing price per share on the date of purchase, for an aggregate purchase price of $10,000.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired shares of the Issuer’s Common Stock as founders of the Issuer who made investments to assist in the financing of the company and subsequently purchased shares directly from the Issuer.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a) — (b) As of this date of this filing, Quay may be deemed, directly or indirectly, to be the beneficial owner of the shares of Common Stock held by him (478,543) and Ensisheim (4,318,315), as well as options to purchase shares held by him that are exercisable within 60 days (189,513). This represents an aggregate of 4,986,371 shares of Common Stock, and constitutes approximately 16.38% of the outstanding shares of Common Stock, based upon 30,446,260 shares of Common Stock outstanding as of November 12, 2015.

As of this date of this filing, Chen may be deemed, directly or indirectly, to be the beneficial owner of the shares of Common Stock held by Ensisheim (4,318,315), as well as options to purchase shares held by her that are exercisable within 60 days (73,396). This represents an aggregate of 4,391,711 shares of Common Stock, and constitutes approximately 14.42% of the outstanding shares of Common Stock, based upon 30,446,260 shares of Common Stock outstanding as of November 12, 2015.

The Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Ensisheim, and Quay has sole power to direct the vote and the disposition of the securities of the Issuer held by him.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

A. Joint Filing Agreement between Steven C. Quay and Shu-Chih Chen.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2016

By:	/s/ Steven C. Quay
Name: Steven C. Quay, M.D., Ph.D.

By:	/s/ Shu-Chih Chen
Name: Shu-Chih Chen, Ph.D.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement between Steven C. Quay and Shu-Chih Chen	A-1

Exhibit A

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Atossa Genetics Inc..

By:	/s/ Steven C. Quay
Name: Steven C. Quay, M.D., Ph.D.

By:	/s/ Shu-Chih Chen
Name: Shu-Chih Chen, Ph.D.